Exhibit 3.1

9th AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF
CHARTER COMMUNICATIONS, INC.

The Amended and Restated Bylaws of the Corporation, are amended as follows effective April 18, 2006:

ARTICLE III - DIRECTORS

SECTION 3.2 Number; Terms and Vacancies. The number of Directors, which shall constitute the whole Board, shall be fixed at twelve (12) persons, until changed from time to time by resolution of the Board or by the stockholders. All directors shall be elected by the holders of the Class B Common Stock (the "Class B Directors"), except for one (1) director, which will be elected by the holders of the Class A Common Stock and Class B Common Stock, voting together as one class (or if any holders of shares of Preferred Stock are entitled to vote thereon together with the holders of Common Stock, as one class with such holders of shares of Preferred Stock), (the "Class A/B Director"). Any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled in the manner provided in the Certificate of Incorporation.

CERTIFICATE OF ASSISTANT SECRETARY

The undersigned certifies:

(1) That the undersigned is duly elected and acting Assistant Secretary of Charter Communications, Inc., a Delaware corporation; and

(2) that the foregoing 9th Amendment to the Amended and Restated Bylaws of the Corporation was adopted by the Board on the 18th day of April 2006.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Corporation this 21st day of April 2006.

/s/ Shannon R. Dunham
Shannon R. Dunham, Assistant Secretary